 Exhibit 99.2

Management’s Discussion and Analysis For the three and nine months ended September 30, 2018 and 2017

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MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated October 25, 2018 for Eldorado Gold Corporation (the “Company” or “Eldorado”) contains information that management believes is relevant for an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three and nine months ended September 30, 2018 and 2017. The MD&A should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements (the "Interim Financial Statements") as at and for the three and nine months ended September 30, 2018 and 2017, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). In addition, this MD&A should be read in conjunction with both the annual audited consolidated financial statements for the years ended December 31, 2017 and 2016 and the related annual MD&A.

Throughout this Management’s Discussion and Analysis (“MD&A”), Eldorado, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the third quarter of 2018.

Forward Looking Statements
This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Managing Risk” section of this MD&A and in the “Forward Looking Statements” section as described in the Company’s Annual Information Form for the year ended December 31, 2017. Additional information including this MD&A, Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2018 and 2017, the audited Consolidated Financial Statements for the year ended December 31, 2017 and 2016, the Company’s Annual Information Form for the year ended December 31, 2017, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado Gold Corporation profile at www.sedar.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).

Non-IFRS Measures
Certain non-IFRS measures are included in this MD&A, including average realized gold price per ounce, cash operating costs and cash operating cost per ounce sold, all-in sustaining cost per ounce sold (“AISC”), adjusted net earnings from continuing operations, adjusted net earnings per share from continuing operations, working capital, earnings from gold mining operations, and earnings before interest, taxes, depreciation and amortization (“EBITDA”). In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

Reporting Currency
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates mines around the world. Its activities involve all facets of the mining industry including exploration, evaluation and development, production, and reclamation.

Operating gold mines:
●
Kisladag, in Turkey (100%)
●
Efemcukuru, in Turkey (100%)
●
Olympias, in Greece (95%)

Gold projects:
●
Lamaque, in Canada (100%)
●
Kisladag Mill Project, in Turkey (100%)
●
Skouries, in Greece (95%)
●
Perama Hill, in Greece (100%)
●
Certej, in Romania (80.5%)
●
Tocantinzinho, in Brazil (100%)

Other mines:
●
Stratoni – Lead and Zinc Concentrates, in Greece (95%)
●
Vila Nova – Iron Ore, in Brazil (100%)

Eldorado is listed on the following exchanges:
●
Toronto Stock Exchange (“TSX”) under the symbol ELD
●
New York Stock Exchange (“NYSE”) under the symbol EGO

Our Immediate Focus on Growth

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Third Quarter and Subsequent Period 2018 Highlights (1)

Select Consolidated Financial Information and Corporate Developments

●
Board approval to advance the Mill Project at Kisladag: The feasibility study was completed and on October 25, 2018 the Board of Directors approved advancement of the mill project.

Highlights of the project include:

o
Estimated capital investment of $520.0 million including $384 million for the mill; $75 million for pre-stripping; and $61 million in contingency and growth allowance.
o
Estimated after-tax project net present value (NPV) of $392 million at a 5% discount rate, after-tax internal rate of return (IRR) of 20.4% and a payback period of 3.9 years, all at an assumed gold price of $1,300 per oFunce.
o
Proven and Probable reserves materially the same as outlined in the National Instrument 43-101 (“NI 43-101”) Pre-Feasibility Study filed in March 2018, of 3.0 million ounces at 0.81 grams per tonne of gold, accounting for depletion over the first four months of 2018, support a nine year mine life with average annual production of 270,000 ounces of gold at an all in sustaining cost ("AISC") of $793 per ounce.

●
Production ahead of plan and 2018 guidance revised higher: Quarterly gold production of 84,783 ounces, including 13,430 ounces from Lamaque pre-commercial production (Q3 2017: 70,053).

o
2018 guidance increased to 345,000 - 350,000 ounces. Cash operating costs are forecast at $600 – 650 per ounce sold.
o
Guidance for Kisladag increased to 160,000 - 170,000 ounces, at a cash operating cost of $500 - 550 per ounce sold, including $300 per ounce sold of non-cash inventory changes.
o
Guidance for Olympias reduced to 45,000 - 50,000 ounces, at a cash operating cost of $600 - 700 per ounce sold.

●
Steady revenues from continuing operations: Total revenues from continuing operations during the third quarter were $81.1 million (2017 Q3: $95.4 million). Gold revenues from continuing operations were $76.0 million (2017 Q3: $84.4 million) on sales of 64,589 ounces of gold at an average realized gold price of $1,177 per ounce (2017 Q3: 65,439 ounces at $1,290 per ounce).

●
Continued strong financial liquidity: At quarter-end the Company reported total liquidity of $635.0 million, consisting of $385.0 million in cash, cash equivalents and term deposits, and $250.0 million in undrawn lines of credit.

●
Positive cash flow provided by continuing operations: Net cash provided by operating activities of continuing operations was $23.2 million in the third quarter of 2018 (2017 Q3: $7.0 million net cash used by operating activities of continuing operations).

●
Key permitting milestones achieved: The Certificate of Authorization for the operation of the Sigma Mill at Lamaque was received during the quarter.

●
Updated asset profile: As a result of the completion of the feasibility study and the Board approval to advance the Kisladag mill project, a review of the useful lives of the Kisladag heap leach assets resulted in an impairment charge of $117.6 million ($94.1 million net of deferred income tax recovery) recognized during the third quarter.

(1)
Throughout this MD&A we use cash operating cost per ounce, all-in sustaining cash cost per ounce, earnings from gold mining operations, adjusted net earnings, average realized price per ounce sold, earnings before interest, taxes and depreciation and amortization from continuing operations, adjusted earnings before interest, taxes and depreciation and amortization from continuing operations, working capital, non-cash operating costs, non-cash operating costs per ounce and cash flow from operations before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see pages 16 to 21 for explanations and discussion of these non-IFRS measures.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

●
Net Loss attributable to shareholders: In the third quarter of 2018 net loss attributable to shareholders of the Company from continuing operations was $128.0 million ($0.16 per share) compared to net loss attributable to shareholders of the Company from continuing operations of $4.2 million ($0.01 per share) in the third quarter of 2017. Adjusted net loss attributable to shareholders of the Company in the third quarter of 2018 was $21.9 million, or ($0.03) per share (2017 Q3: Adjusted net earnings attributed to shareholders of the Company of $1.3 million, or $0.00 per share), primarily as a result of excluding the impact of the Kisladag heap leach asset impairment noted above, in addition to other non-cash charges related to unrealized losses on deferred tax assets as a result of continuing currency devaluation in Turkey.

●
The Company is transitioning its reporting of Reserves and Resources from the first quarter of each year to the fourth quarter of each year. Reserves and Resources for 2018 will be reported by December 2018.

Year to Date 2018 Highlights (1)

●
Increased production: Year to date production of 273,261 ounces is 30.8% higher than the comparative period in 2017 of 208,917 ounces.

●
Continued low cost production: Year to date cash operating costs of $625 per ounce and all-in sustaining costs of $944 per ounce were higher year over year due to $144 per ounce in non-cash operating costs ($485 per ounce and $859 per ounce, respectively, for 2017).

●
Refreshed Company business plan: Focus on developing Lamaque and a new mill at Kisladag designed to grow annual production to 600,000 ounces by 2021.

●
Completed and filed technical reports for the Lamaque, Kisladag and Skouries projects: These technical reports were prepared pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI-43-101").

●
Positive cash flow provided by continuing operations: Year to date net cash provided by operating activities of continuing operations was $71.6 million (2017: $15.9 million net cash provided by operating activities of continuing operations).

●
Full year production guidance increased to 345,000 - 350,000 ounces of gold: From previous guidance of 330,000-340,000 ounces of gold due to expected higher production from the Kisladag heap leach.

●
Key permitting milestones achieved: Confirmation that construction of a mill at Kisladag could proceed under the existing Environmental Impact Assessment (EIA), receipt of the mining concession at Tocantinzinho and receipt of the Certificate of Authorization for the operation of the Sigma Mill at Lamaque.

(1) Throughout this MD&A we use cash operating cost per ounce, all-in sustaining cash cost per ounce, earnings from gold mining operations, adjusted net earnings, average realized price per ounce sold, earnings before interest, taxes and depreciation and amortization from continuing operations, adjusted earnings before interest, taxes and depreciation and amortization from continuing operations, working capital, non-cash operating costs, non-cash operating costs per ounce and cash flow from operations before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see pages 16 to 21 for explanations and discussion of these non-IFRS measures.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Review of Financial Results

	3 months ended September 30,		9 months ended September 30,
	2018	2017	2018	2017
Revenues	$81.1	$95.4	$366.1	$290.0
Gold revenues (1)	$76.0	$84.4	$312.8	$247.1
Gold sold (ounces)	64,589	65,439	245,400	196,713
Average realized gold price ($/ounce sold)	1,177	1,290	1,274	1,256
Cash operating costs – gold mines ($/ounce sold)	754	508	625	485
All-in sustaining cash cost – gold mines ($/ounce sold)	1,112	925	944	859
Net earnings from mining operations	$4.7	$30.4	73.1	101.3
Impairment loss on property, plant and equipment, net of tax	(94.1)	0.0	(94.1)	0.0
Net earnings (loss) attributable to shareholders of the Company (2,3)	$(128.0)	$(4.2)	$(143.7)	$10.9
Adjusted net earnings (loss) attributable to shareholders of the Company	$(21.9)	$1.3	$(9.5)	$15.6
Cash flow provided (used) by operating activities of continuing operations	$23.2	$(7.0)	$71.6	$15.9
Earnings (loss) per share attributable to shareholders of the Company – basic ($/share)	(0.16)	(0.01)	(0.18)	0.01
Earnings per share attributable to shareholders of the Company – diluted ($/share)	(0.16)	(0.01)	(0.18)	0.01

(1)
Including mark to market price adjustments on provisional sales.
(2)
2017 net earnings is from continuing operations.
(3)
Including non-cash charges.

Three months ended September 30, 2018
Gold sales of 64,589 ounces during the quarter were in line with prior year’s third quarter as lower sales from Kisladag were partially offset by sales at Olympias in 2018. Total metal sales revenues were $81.1 million in the third quarter of 2018 compared to $95.4 million in the third quarter of 2017, as a result of marginally lower sales volumes together with a lower average realized gold price of $1,177 per ounce compared to $1,290 per ounce for the third quarter of 2017.

Lower gold revenues for the quarter together with higher production costs and depreciation, depletion and amortization (“DDA”) expense resulted in earnings from mine operations decreasing year over year. Production costs in the third quarter of 2018 were $10.2 million higher year over year. This was driven primarily by $21.1 million in non-cash charges related to the leach pad inventory draw-down at Kisladag due to lower ounces, together with Olympias starting production at the beginning of 2018 and partially offset by lower production costs at both Efemcukuru and Stratoni.

Kisladag leach pad inventory was adjusted upwards by approximately 76,000 ounces of gold during the quarter to reflect an increase in recoverable ounces on the pad. The costs associated with the inventory will now be spread across the remaining heap leach expected ounces. Future quarters are expected to be impacted by non-cash charges as the Kisladag leach pad inventory draw-down continues. DDA costs were marginally higher in the quarter year over year due to the start-up of Olympias as well as an increase at Kisladag resulting from leach pad draw-down.

With the completion of the mill feasibility study and the Board approval to advance the mill project at Kisladag, a review of the useful lives of the Kisladag heap leach assets resulted in an impairment charge of $117.6 million ($94.1 million net of deferred income tax recovery) being recognized during the third quarter. As a result, net loss attributable to shareholders of the Company for this quarter was $128.0 million, or ($0.16) per share, compared to a net loss of $4.2 million, or ($0.01) per share in the third quarter of 2017. Adjusted net loss for the quarter was $21.9 million or ($0.03) per share compared to adjusted net earnings of $1.3 million, or $0.00 per share for the third quarter of 2017 (see page 16 for a reconciliation of net earnings (loss) to adjusted net earnings (loss)).

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

General and administrative expenses decreased $1.9 million year over year due to one time costs in 2017 associated with the acquisition of Integra. Mine standby costs of $4.5 million were recorded in the third quarter of 2018 related to Kisladag, Vila Nova, Perama Hill and Skouries (2017: $1.3 million).

In the third quarter, the impairment of assets in Turkey caused a deferred tax recovery of $23.5 million. This recovery was partially offset by the continued weakening of the Turkish and Brazilian currencies in relation to the U.S. dollar. Net deferred income tax recovery for the quarter was $11.6 million. Quarterly income tax expense/recovery will continue to be sensitive to currency volatility in Turkey and Brazil.

Nine months ended September 30, 2018
Year to date revenues were higher year over year due to higher gold production in addition to higher by-product revenues from Olympias. Higher gold sales volumes were driven by new sales from Olympias as well as higher sales at Efemcukuru and Kisladag as compared with 2017. Higher metal revenues were offset by higher operating costs and DD&A expense.

Operating costs in the nine months ended September 30, 2018 included a $35.0 million non-cash charge related to inventory change from the Kisladag leach pad as compared to a $30.7 million non-cash credit for inventory change in the same period of 2017. Kisladag leach pad inventory levels increased during the nine months of 2017 as compared to an inventory drawdown during the nine months of 2018. Production costs excluding inventory change increased $13.1 million from 2017, mainly due to the addition of Olympias’ production costs in 2018.

Net loss attributable to shareholders of the Company was $143.7 million or ($0.18) per share for the nine months ended September 30, 2018 compared with earnings attributable to shareholders of the Company of $10.9 million for the equivalent period in 2017 or $0.01 per share. The year to date net loss included the impairment of the Kisladag leach pad assets in the amount of $117.6 million ($94.1 million net of tax) described in the quarterly results on the previous page. As a result, the adjusted net loss attributable to shareholders of the Company for the nine months ended September 30, 2018 was $9.5 million or ($0.01) per share, compared to adjusted net earnings attributable to shareholders of the Company of $15.6 million or $0.02 per share for the same period in 2017.

Interest expense was $4.5 million higher for the nine months ended September 30, 2018 as bond interest related to Olympias is no longer capitalized now that Olympias is in commercial production. Tax expense was $14.2 million higher than in 2017 due to a combination of the impact of the deferred tax recovery related to the Kisladag impairment, the deferred tax expense related to devaluation of the Turkish lira on a local tax basis, as well as the current tax expense related to taxable foreign exchange gains on US dollar cash balances held in Turkey.

2018 Revised Outlook

Our operations continue to perform well, and full year production guidance for 2018 has been increased to 345,000 - 350,000 ounces of gold. Cash operating costs are forecasted at $600 - 650 per ounce sold. This is an increase from previous guidance of 330,000 - 340,000 ounces of gold, and initial guidance of 290,000 – 330,000 ounces of gold, and cash operating costs of $580 - 630 per ounce sold, primarily due to expected higher production at Kisladag, partially offset by a guidance reduction at Olympias.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Details of the Kisladag guidance updates are outlined below:

Kısladag	October 2018 Revised Guidance		July 2018 Revised Guidance
	Production (oz)	Cash Cost ($/oz sold)	Production (oz)	Cash Cost ($/oz sold)
2018	160,000 - 170,000	$650 - 700(including ~$300/oz sold of non-cash costs)	140,000 - 150,000	$700 - 800(including ~$350/oz sold of non-cash costs)
2019	50,000 - 60,000	$900 - 1,000 (including ~$170/oz sold of non-cash costs)(1)	40,000 - 50,000	$900 - 1,000 (including ~$300/oz sold of non-cash costs)
2020	20,000 - 40,000	$900 - 1,000 (including ~$100/oz sold of non-cash costs)(1)	20,000 - 25,000	$600 – 700

(1)
Cash operating cost guidance has increased for Kisladag due to increased cyanide usage estimates.

2018 guidance for Olympias has been revised to 45,000 - 50,000 ounces of gold at a cash operating cost of $600 - 700 per ounce sold, down from original guidance of 55,000 - 65,000 ounces of gold at a cash operating cost of $550 - 650 per ounce sold.

In light of this increased consolidated guidance, together with higher than expected inventory draw-down during the quarter, the Company has also increased Kisladag’s estimated recoverable leach pad inventory by approximately 76,000 ounces of gold. This change in estimate for the heap leach inventory will be accounted for prospectively as a new accounting estimate in accordance with IAS 8 commencing October 1, 2018. The costs associated with this inventory are allocated to each ounce produced and are highlighted in the above table as non-cash costs.

Three Year Outlook

Path to Projected 600,000 Ounces by 2021

●
Focus on advancing two low risk, high return development projects – Lamaque and the Kisladag Mill
●
Maintain existing operations – Kisladag Heap Leach, Efemcukuru , and Olympias
●
Dedicated to responsible operations, the highest safety and environmental standards and working with stakeholders to deliver value

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

The Company’s business plan is to grow annual production to 600,000 ounces by 2021. Over the next two years, the Company expects to maintain average production of 300,000 – 325,000 ounces of gold per year, with costs similar to 2018. Costs are expected to decrease by approximately $100-150 per ounce sold once the Kisladag mill comes online. Development capital for 2019-2021 is expected to total approximately $550 million (in accordance with the recently announced Kisladag feasibility study and the March 2018 Pre-Feasibility Report for Lamaque).  The Company will continue to provide detailed guidance at the start of each year.

Operations Update

	3 months ended September 30,		9 months ended September 30,
Gold Operations	2018	2017	2018	2017
Total
Ounces produced (1)	84,783	70,053	273,261	208,917
Cash operating costs ($/ounce sold)	754	508	625	485
All in sustaining costs ($/ounce sold)	1,112	925	944	859
Sustaining capex	$12.1	$12.9	$37.2	$32.4
Kisladag
Ounces produced	34,070	35,902	143,814	127,002
Cash operating costs ($/ounce sold)	890	491	685	464
All in sustaining costs ($/ounce sold)	1,010	n/a	821	n/a
Sustaining capex	$3.3	$6.5	$13.6	$16.5
Efemcukuru
Ounces produced	24,493	24,905	71,494	70,617
Cash operating costs ($/ounce sold)	456	529	503	523
All in sustaining costs ($/ounce sold)	766	n/a	769	n/a
Sustaining capex	$5.7	$6.4	$15.3	$15.9
Olympias
Ounces produced (1)	12,790	9,246	38,649	11,298
Cash operating costs ($/ounce sold)	1,058	n/a	643	n/a
All in sustaining costs ($/ounce sold)	1,688	n/a	1,107	n/a
Sustaining capex	$3.1	n/a	$8.3	n/a
Lamaque
Ounces produced (2)	13,430	n/a	19,304	n/a

(1) Includes pre-commercial production in 2017.
(2) Includes pre-commercial production at Lamaque.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Kisladag

Operating Data	3 months ended September 30,		9 months ended September 30,
	2018	2017	2018	2017
Tonnes placed on pad	0	3,212,861	3,206,494	9,728,871
Average treated head grade (g/t Au)	n/a	1.17	1.13	1.04
Gold (ounces)
- Produced	34,070	35,902	143,814	127,002
- Sold	34,069	35,953	143,539	127,188
Cash operating costs ($/ounce sold)	890	491	685	464
All in sustaining costs ($/ounce sold)	1,010	n/a	821	n/a
Financial Data
Gold revenues	$41.2	$46.2	$185.6	$159.1
Depreciation and depletion	6.4	7.5	34.9	24.6
Earnings from mining operations	4.4	19.8	49.8	72.7
Sustaining capital expenditures	$3.3	$6.5	$13.6	$16.5

Kisladag reported gold production of 34,070 ounces for the quarter, only 5% less than the prior year even though no additional ore was placed on the pad since the second quarter of 2018. The better than forecasted production is largely due to increased cyanide concentrations boosting leach kinetics and targeted irrigation of leach pad areas as a result of on-going sonic drilling. The focus also has been on leaching the side slopes, which were previously difficult to access.

Placement of ore on the pad was suspended during the second quarter of 2018 as the feasibility study of a new mill at Kisladag progressed. The crushing plant will continue to remain under care and maintenance during the period of the mill construction. Cash operating costs were higher year over year reflecting $619 per ounce of non-cash operating costs(1) due to inventory change in the third quarter of 2018 and $332 per ounce of non-cash costs related to inventory change year to date in 2018.

Efemcukuru

Operating Data	3 months ended September 30,		9 months ended September 30,
	2018	2017	2018	2017
Tonnes milled	120,491	121,759	371,130	362,514
Average treated head grade (g/t Au)	7.30	7.20	6.84	6.87
Average recovery rate (to concentrate)	94.5%	94.5%	94.5%	94.6%
Gold (ounces)
- Produced	24,493	24,905	71,494	70,617
- Sold	23,104	29,486	73,957	69,525
Cash operating costs ($/ounce sold)	456	529	503	523
All in sustaining costs ($/ounce sold)	766	n/a	769	n/a
Financial Data
Gold revenues	$27.4	$38.2	$94.0	$88.0
Depreciation and depletion	7.8	11.0	26.2	27.0
Earnings from mining operations	8.7	10.3	28.8	22.5
Sustaining capital expenditures	$5.7	$6.4	$15.3	$15.9

(1) Non-cash operating costs are a non-IFRS measure. Refer to pages 16 to 21 for explanations and discussion of these non-IFRS measures

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Gold production for the quarter was marginally lower year over year due to lower mill throughput. Sales were lower year over year due to timing of shipments realized in the third quarter of 2017 relating to production from the second quarter of 2017. Cash operating costs were lower year over year, reflecting higher throughput, along with the ongoing devaluation of the Turkish Lira. Capital expenditures included underground development and mobile equipment overhauls.

Olympias

Operating Data	3 months ended September 30,		9 months ended September 30,
	2018	2017	2018	2017
Tonnes milled	90,426	n/a	260,821	n/a
Average treated head grade (g/t Au)	7.62	n/a	7.94	n/a
Average recovery rate (to concentrate)	82.0%	n/a	82.9%	n/a
Gold (ounces) (1)
- Produced	12,790	9,246	38,649	11,298
- Sold	7,416	n/a	27,904	n/a
Cash operating costs ($/ounce sold)	1,058	n/a	643	n/a
All in sustaining costs ($/ounce sold)	1,688	n/a	1,107	n/a
Financial Data
Gold revenues	$7.5	n/a	$33.8	n/a
Base metal revenues	1.8	n/a	20.9	n/a
Depreciation and depletion	5.4	n/a	21.6	n/a
Earnings (loss) from mining operations	(5.8)	n/a	(6.6)	n/a
Sustaining capital expenditures	$3.1	n/a	$8.3	n/a

(1) Includes pre-commercial production in 2017 and payable ounces in Pb-Ag concentrate.

After a strong first half of 2018, the Olympias plant encountered lead recovery challenges during the quarter. This was primarily brought about due to permit delays impacting the construction and commissioning of the paste plant, which led to a backlog of voids that required filling in the West zone, slowing production from this area of the mine. Production was increased in the East zone, but material from this area has proven to be challenging in terms of lead circuit performance. These challenges include lower lead recovery and a higher concentration of deleterious materials in the lead concentrate, which necessitated a change in the sales process. At quarter end, there was a built up stockpile of lead concentrate at the port and on vessels. In addition to these issues lower zinc and lead prices compared to previous quarters led to lower by-product revenues and higher cash operating and AISC costs.

Gold recovery and gold grades in concentrate were broadly in line with expectations, with gold feed grades dropping slightly below expectations during the quarter, but still ahead of expectations year to date. However, with the issues in the lead production, some of the lead was reporting to the gold concentrate, causing issues in the sale of that concentrate. At quarter end Olympias had approximately 9,500 ounces of payable gold unsold in inventory.

At quarter end, backfilling of voids was improving and the ratio of West to East zone ore had been restored. We are also temporarily slowing down plant throughput slightly to allow for an ore stockpile to be created on surface to help with blending. We have also engaged metallurgical consultants to assist with performance of the plant when treating the East zone. The company is also exploring blending lead concentrates from Olympias with Stratoni to decrease the concentration of deleterious materials.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Stratoni

Operating Data	3 months ended September 30,		9 months ended September 30,
	2018	2017	2018	2017
Tonnes ore processed (dry)	37,459	28,623	111,306	115,098
Pb grade	6.4%	6.5%	6.7%	6.0%
Zn grade	9.2%	8.5%	9.4%	9.6%
Tonnes of concentrate produced	9,420	6,852	28,461	28,608
Tonnes of concentrate sold	2,832	7,400	22,580	30,586
Average realized concentrate price ($/tonne of concentrate sold) (1)	839	1,310	1,265	1,210
Cash Costs ($/tonne of concentrate sold)	1,476	1,170	1,147	953
Financial Data
Concentrate revenues	$2.4	$9.7	$28.6	$37.0
Depreciation and depletion	n/a	n/a	n/a	n/a
Earnings (loss) from mining operations	(1.9)	0.9	(2.1)	7.0
Sustaining capital expenditures	$0.0	$0.0	$0.0	$0.3

(1) Average realized price includes mark to market adjustments.

Concentrate production for the quarter was higher year-over-year due to increased mine throughput and improved zinc grades. Exploration and evaluation expenditures during the quarter were $3.6 million and comprised mine development, capitalized exploration, minor sustaining capital projects and equipment replacement.

Development Projects

Lamaque - Canada

During the quarter, Lamaque received the Certificate of Authorization permit for operation of the Sigma Mill. Underground development continues to ramp up and remains slightly ahead of plan, with over 2,100 meters of underground development completed at Triangle during the quarter.

Key activities at the Sigma Mill focused on the refurbishment and replacement of the electrical and piping works, installation of the refurbished mill motors, equipment installation and construction of the reagent buildings. A key milestone was achieved with the commencement of the pre-commissioning and of the crushing circuit and wet commissioning of the main plant. It is expected that the full commissioning will commence in late November.

Favorable weather allowed for the advancement of Phase 1 of the Tailings Management Facility (TMF) ahead of schedule. Phase 1 will provide sufficient storage for the first year of operation. The Certificate of authorization for operations of the tailing facility was also received during the quarter which permits the deposition of tailings in the TMF.

Lamaque remains on track to reach commercial production in early 2019.

Kisladag Mill Project - Turkey

Following the completion of the Kisladag mill project feasibility study, the Board approved advancement of the mill project on October 25, 2018. The project is expected to begin commissioning activities in late 2020, with production expected in the first half of 2021.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Highlights of the feasibility study are shown below, compared to the NI 43-101 Pre-Feasibility Study filed in March 2018, which remains the Company’s current technical report for the purposes of NI 43-101.The results of the Feasibility Study in terms of capital and operating costs are close to those outlined in the Pre-Feasibility Report. Mine plan, reserves, operational strategy, geology, metallurgy and other operating parameters all remained materially unchanged from the Pre-Feasibility Report.

Other work during the quarter included the selection of vendors for long-lead items with the award of an early engineering contract to the selected tailings filter vendor. It is expected that contracts for other long-lead items such as the mills will be finalized and awarded for purchase before the end of the year. Spending in the quarter totaled $1.3 million.

Capital costs increased compared to the Pre-Feasibility Report primarily due to increased costs in the tailings management facility and in tailings filtration. Operating costs increased slightly compared to the Pre-Feasibility mainly due to increased cost of electric power.

Kisladag Mill Feasibility Report Summary
	October 2018 Feasibility Report	March 2018 Pre-feasibility Report
Mill capacity	13.0 Mtpa	13.0 Mtpa
Grade	0.81g/t	0.81g/t
Recovery rate	80.1%	80.1%
Annual gold production	270,000 oz	270,000 oz
Mill operating life	9 years	9 years
Strip ratio	1.3	1.3
Total cash costs	$692/oz	$666/oz
AISC	$793/oz	$778/oz
Development capital	$520 M	$490 M
Mill cost	$384 M	$323 M
Waste and ore mining	$75 M	$112 M
Contingency	$61 M	$55 M
Sustaining capital	$188 M	$213 M
NPV-5%(1)	$392 M	$434 M
IRR2	20.4%	22.1%
Payback period(1)	3.9 years	3.7 years
(1)
After tax, based on $1,300/oz Au

Sensitivities for the NPV and IRR of the project are shown below:

Kisladag Project Sensitivities	Gold Price		Capex		Opex
	$1,200/oz	$1,400/oz	+10%	-10%	+5%	-5%
NPV-5%	$238 M	$534 M	$344 M	$440 M	$338 M	$439 M
IRR	14.8%	25.7%	17.6%	23.8%	18.5%	22.2%

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Skouries Project - Greece
During the quarter, the Skouries site continued to transition to care and maintenance (C&M) with the phased handover of the site to the operations C&M teams. The handover is expected to be complete in the fourth quarter of 2018, which is later than originally planned due to storm activity at the site earlier in the year. Storm water management construction, tailings dam embankment works and final open pit grading works were the primary works ongoing during the quarter. The process plant was handed over to operations for ongoing C&M in June. Spending in the quarter totaled $6.9 million with the updated forecast completion cost lower than planned.

Tocantinzinho Project - Brazil
During the quarter, a value engineering exercise on the Tocantinzinho project continued. Preliminary results indicate material reductions in project capital are achievable with positive impacts on project economics. The team is in the process of finalizing a report to support these value engineering improvements to the project. Spending on the project in the quarter totaled $1.0 million.

Certej Project - Romania
During the quarter, design work at Certej continued to focus on engineering studies for process optimization, tailings impoundment and waste rock storage. Work continued on the evaluation of the limestone quarry and processing required for the oxidation process. Offsite infrastructure construction work continued including water tank installation, water supply pipeline installation and power line construction. Spending in the quarter totaled $3.0 million.

Exploration

A total of $7.5 million, expensed and capitalized, was spent on exploration programs during the quarter. Drilling programs were conducted at projects in Canada, Greece, Romania and Turkey.

At the Lamaque project in Quebec, 9,481 metres of exploration drilling were completed during the quarter, targeting the lower Triangle deposit and extensions to the Parallel deposit. Drilling at Triangle confirmed continuity of mineralization within the lower shear zones (C6-C10) and secondary shear-related zones. New zones of mineralized extension vein swarms, measuring up several tens of metres thick, were identified peripheral to the shear zones. At Parallel, drilling continued on the downdip and along-strike extensions of the mineralized shear zones.

In Greece, 2,230 metres of underground drilling at Stratoni tested downdip extensions of the Mavres Petres orebody. Several holes encountered massive sulphide intercepts of more than 20 metres, confirming continuity of mineralization outside of currently defined resources. At Olympias, 2,963 metres of exploration drilling were completed testing for easterly extensions of the East Zone, and in the gap between West and East zones. Analysis of the drilling results was are still in process.

The phase one drilling program at the Bambal project in central Turkey was completed during the quarter, with 1,174 metres testing mineralized zones localized along a schist-marble contact. At the Efemcukuru mine, drilling tested extensions to ore shoots at Kokarpinar and new targets in the footwall to the Kestane Beleni vein.

At the Bolcana porphyry project in Romania, the phase two drilling program was completed late in the quarter, for a total of 25,631 metres completed during the year. Most of the drilling during the quarter was confined to the southern part of the deposit, where a second mineralized center with grades comparable to those in the main deposit core was outlined.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Non-IFRS Measures

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Cash Operating Costs, Cash Operating Costs per Ounce Sold
Cash operating costs and cash operating cost per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Cash operating cost per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. The Company discloses cash operating costs and cash operating cost per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. We calculate costs according to the Gold Institute Standard. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating cost per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Reconciliation of production costs to cash operating costs:

	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Production costs	$56.1	$45.8	$209.1	$136.0
Vila Nova and Stratoni production costs	(4.3)	(8.7)	(26.2)	(32.0)
Production costs – excluding Vila Nova and Stratoni	51.8	37.1	182.9	104.0
By-product credits and other adjustments	(2.6)	(1.2)	(24.2)	(3.7)
Royalty expense and production taxes	(0.6)	(2.7)	(5.2)	(4.9)
Cash operating costs	$48.6	$33.2	$153.5	$95.4
Gold ounces sold	64,589	65,439	245,400	196,713
Cash operating cost per ounce sold	$754	$508	$625	$485

Reconciliation of cash operating costs and cash operating cost per ounce sold, by operating asset, for the three months ended September 30, 2018:

	Direct Mining Costs	By-Product Credits	Refining and Selling Costs	Other(1)	Cash Operating Costs	Cash Operating Cost per ounce sold	Gold Ounces Sold
Kisladag	$9.3	$(0.3)	$0.1	$21.1	$30.2	$890	34,069
Efemcukuru	10.3	(0.5)	1.4	(0.6)	10.6	456	23,104
Olympias	16.3	(1.8)	1.8	(8.5)	7.8	1,058	7,416
Total Consolidated	$35.9	$(2.6)	$3.3	$12.0	$48.6	$754	64,589

(1) Other costs indicated are primarily inventory change costs.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Reconciliation of Cash operating costs and cash operating cost per ounce sold, by operating asset, for the nine months ended September 30, 2018:

	Direct Mining Costs	By-Product Credits	Refining and Selling Costs	Other(1)	Cash Operating Costs	Cash Operating Costs per ounce sold	Gold Ounces Sold
Kisladag	$51.1	$(0.9)	$0.5	$47.6	$98.3	$685	143,539
Efemcukuru	33.6	(2.4)	4.8	1.2	37.2	503	73,957
Olympias	46.3	(20.9)	6.1	(13.5)	18.0	643	27,904
Total Consolidated	$131.0	$(24.2)	$11.4	$35.3	$153.5	$625	245,400

(1) Other costs indicated are primarily inventory change costs.

Non-cash Operating Costs, Non-cash Operating Costs per Ounce
Non-cash operating costs and non-cash operating costs per ounce are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Non-cash operating costs separate non-cash items such as inventory change from cash operating costs. The measure is intended to assist readers in evaluating non-cash operating costs and non-cash operating costs per ounce realized in a period at Kisladag.

Reconciliation of non-cash operating costs and non-cash operating costs per ounce sold, at Kisladag, for the three months ended September 30, 2018:

	Cash Operating Costs	Gold Ounces Sold	Cash Operating Costs per ounce sold	Non-cash operating costs	Non-cash operating costs per ounce
Kisladag	$30.3	34,069	$890	$21.1	$619

Reconciliation of non-cash operating costs and non-cash operating costs per ounce sold, at Kisladag, for the nine months ended September 30, 2018:

	Cash Operating Costs	Gold Ounces Sold	Cash Operating Costs per ounce sold	Non-cash operating costs	Non-cash operating costs per ounce
Kisladag	$98.3	143,539	$685	$47.6	$332

All-in Sustaining Cash Cost
AISC and AISC per ounce sold are non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Reconciliation of All-In Sustaining Costs and All-In Sustaining Costs per ounce sold:

	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Cash operating costs	$48.6	$33.2	$153.5	$95.4
Royalties and production taxes	0.6	2.7	5.2	4.9
Corporate and allocated G&A	8.8	11.4	32.1	35.6
Exploration costs	0.9	0.3	1.5	0.6
Reclamation costs and amortization(1)	0.6	0.0	2.4	0.0
Sustaining capital expenditure	12.1	12.9	37.2	32.4
AISC	$71.6	$60.5	$231.9	$168.9
Gold ounces sold	64,589	65,439	245,400	196,713
AISC per ounce sold	$1,112	$925	$944	$859

(1) In 2017 reclamation costs and amortization were included in Corporate and allocated G&A.

Reconciliation of All-In Sustaining Costs and All-In Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended September 30, 2018:

	Cash Operating Costs	Royalties & Production Taxes	Corporate & allocated G&A	Exploration Costs	Reclamation costs and amortization	Sustaining Capex	Total AISC	Gold Ounces Sold	Total AISC Per Ounce sold
Kisladag	$30.2	$0.1	$0.5	-	$0.2	$3.3	$34.3	34,069	$1,010
Efemcukuru	10.6	0.4	0.4	0.4	0.2	5.7	17.7	23,104	766
Olympias	7.8	0.1	0.7	0.5	0.2	3.1	12.4	7,416	1,688
Corporate (1)	-	-	7.2	-	-	-	7.2	64,589	111
Total Consolidated	$48.6	$0.6	$8.8	$0.9	$0.6	$12.1	$71.6	64,589	$1,112

(1) Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense.

Reconciliation of All-In Sustaining Costs and All-In Sustaining Costs per ounce sold, by operating asset and corporate office, for the nine months ended September 30, 2018:

	Cash Operating Costs	Royalties & Production Taxes	Corporate & allocated G&A	Exploration Costs	Reclamation costs and amortization	Sustaining Capex	Total AISC	Gold Ounces Sold	Total AISC Per Ounce sold
Kisladag	$98.3	$2.5	$2.4	-	$1.1	$13.6	$117.9	143,539	$821
Efemcukuru	37.2	1.8	1.3	0.7	0.6	15.3	56.9	73,957	769
Olympias	18.0	0.9	2.3	0.8	0.7	8.3	31.0	27,904	1,107
Corporate (1)	-	-	26.1	-	-	-	26.1	245,400	106
Total Consolidated	$153.5	$5.2	$32.1	$1.5	$2.4	$37.2	$231.9	245,400	$944

(1) Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Reconciliation of G&A costs included in all-in sustaining cash costs, for the three months ended September 30, 2018 and 2017:

	2018	2017
General and administrative expenses (from condensed consolidated interim statement of operations)	10.9	12.8
Add:
Share based payments	1.6	2.1
Defined benefit pension plan expense from corporate and operating gold mines	0.2	0.8
Accretion from operating gold mines (1)	0	0.5
Less:
General and administrative expenses from non gold mines	(4.5)	(5.7)
Business Development	(0.4)	(0.3)
Development projects	(0.6)	(0.6)
Adjusted General and administrative expenses	7.2	9.6

(1) For 2018 Accretion from operating gold mines is included in the individual mine site AISC calculation.

Reconciliation of G&A costs included in all-in sustaining cash costs, for the nine months ended September 30, 2018 and 2017:

	2018	2017
General and administrative expenses ( from condensed consolidated interim statement of operations)	33.1	35.9
Add:
Share based payments	5.7	9.2
Defined benefit pension plan expense from corporate and operating gold mines	2.3	2.4
Accretion from operating gold mines (1)	0	1.5
Less:
General and administrative expenses from non gold mines	(12.0)	(13.9)
Business Development	(1.2)	(0.8)
Development projects	(1.8)	(1.4)
Adjusted General and administrative expenses	26.1	32.9

(1) For 2018 Accretion from operating gold mines is included in the individual mine site AISC calculation.

Cash Flow from Operations before Changes in Non-cash Working Capital
We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. We believe this provides an alternative indication of our cash flow from operations and may be meaningful to investors in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Average Realized Price per Ounce Sold
In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Average realized price per ounce sold is reconciled for the periods presented as follows:

	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Realized Gold Revenue	$76.0	$84.4	$312.8	$247.1
Gold Ounces sold	64,589	65,439	245,400	196,713
Average realized price per ounce sold	$1,177	$1,290	$1,274	$1,256

Adjusted Net Earnings (Loss)
Adjusted net earnings from continuing operations and adjusted net earnings per share from continuing operations are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings from continuing operations is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory, and other non-recurring items. Adjusted net earnings per share from continuing operations is calculated using the weighted average number of shares outstanding for adjusted net earnings per share from continuing operations.

Reconciliation of net earnings (loss) attributable to shareholders of the Company to adjusted net earnings (loss) attributable to shareholders of the Company:

	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Net earnings (loss) attributable to shareholders of the Company	$(128.0)	$(4.2)	$(143.7)	$10.9
Gain (loss) on disposal of assets	(0.0)	0.1	(0.1)	0.3
Gain (loss) on disposition of subsidiary	0.0	0.0	0.0	2.8
Gain (loss) on available-for-sale securities	0.0	(28.4)	0.2	(28.4)
Unrealized gain (loss) on foreign exchange translation of deferred tax balances	17.4	(1.3)	38.9	(4.9)
Deferred tax recovery/expense from gain in Other Comprehensive Income	0.0	4.0	0.0	1.4
Other write-down of assets, net of tax	(5.4)	24.9	1.1	27.3
Impairment of property, plant and equipment, net of tax	94.1	0.0	94.1	0.0
Transaction costs	0.0	5.6	0.0	5.6
Flow through share adjustments	0.0	0.6	0.0	0.6
Total Adjusted net earnings (loss)	$(21.9)	$1.3	$(9.5)	$15.6
Weighted average shares outstanding	792,019	785,621	792,724	739,935
Adjusted net earnings (loss) per share	$(0.03)	$0.00	$(0.01)	$0.02

Earnings from Gold Mining Operations
Earnings from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Earnings before interest, taxes and depreciation and amortization ("EBITDA") from continuing operations, Adjusted Earnings before interest, taxes and depreciation and amortization (" Adjusted EBITDA") from continuing operations
EBITDA from continuing operations represents net earnings from continuing operations before interest, taxes, depreciation and amortization. In addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use EBITDA from continuing operations and Adjusted EBITDA from continuing operations as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.
EBITDA is also frequently used by investors and analysts for valuation purposes based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

EBITDA from continuing operations and Adjusted EBITDA from continuing operations are intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating earnings or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently.

Reconciliation of net earnings (loss) from continuing operations before tax to EBITDA and Adjusted EBITDA:

	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Net earnings (loss) from continuing operations before income tax	$(130.0)	$0.1	$(119.8)	$21.2
Depreciation, depletion and amortization	19.8	18.6	83.5	52.2
Interest and financing income / costs	0.3	1.0	6.6	2.1
Accretion expense	0.5	0.5	1.5	1.5
EBITDA	$(109.4)	$20.2	$(28.2)	$77.0
Other write-down of assets	$0.5	$31.1	$1.4	$34.3
Inventory write-down	0.4	0.5	0.4	0.5
Other non-cash adjustments(1)	12.0	(12.5)	35.4	(30.0)
Share-based compensation	1.6	2.1	5.7	9.3
Impairment (reversal of impairment) of mining interests	117.6	-	117.6	-
(Gain) loss on disposal of assets	-	0.1	(0.1)	0.3
Adjusted EBITDA	$22.7	$41.5	$132.2	$91.4
(1) Includes inventory change

Working Capital
Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Working capital for the periods highlighted is as follows:

	As at September 30, 2018	As at December 31, 2017
Current assets	$593.8	$737.5
Current liabilities	93.9	114.0
Working capital	$499.9	$623.5

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Quarterly Results

	2018	2018	2018	2017	2017	2017	2017	2016
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	$81.1	$153.2	$131.9	$101.4	$95.4	$82.7	$111.9	$140.6
Impairment loss on property, plant and equipment, net of tax	94.1	-	-	-	-	-	-	-
Net earnings (loss) attributable to shareholders of the Company	(128.0)	(24.4)	8.7	(20.8)	(4.2)	11.2	3.8	(32.5)
Net earnings (loss) per share attributable to shareholders of the Company
- basic	(0.16)	(0.03)	0.01	(0.03)	(0.01)	0.02	0.01	(0.05)
- diluted	$(0.16)	$(0.03)	$0.01	$(0.03)	$(0.01)	$0.02	$0.01	$(0.05)

Financial Condition & Liquidity

Operating Activities
Net cash provided by operating activities was $23.2 million (2017: cash used $7.0 million). Operating activities before changes in non-cash working capital from continuing operations used $4.6 million in cash in the third quarter of 2018 compared to $17.3 million of cash generated in 2017.

Investing Activities
The Company invested $82.4 million in capital expenditures this quarter. Evaluation and development expenditures, including capitalized drilling programs, totalled $60.1 million while sustaining capital spending at our producing mines totalled $12.2 million. A total of $9.9 million in bond interest was also charged to capital projects. The remaining $0.2 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, and Romania.

Financing Activities
As previously announced, the Company suspended cash payment of its semi-annual dividend payment effective the first quarter of 2018.

Capital Resources

	September 30, 2018	December 31. 2017
Cash, cash equivalents and term deposits	$385.0	$485.0
Working capital (1)	499.9	623.5
Restricted collateralized accounts	0.3	0.3
Debt – current and long-term	$595.4	$593.8

(1) Working capital is defined as Current Assets less Current Liabilities from the Consolidated Balance Sheet.

Management believes that the working capital at September 30, 2018, together with expected cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments for the next twelve months. The Company does not anticipate drawing down on its revolving credit facility during this time period. Management continues to evaluate various financing opportunities with the objective of meeting the Company’s medium to long-term capital needs.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Contractual Obligations

As at September 30, 2018:

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt	-	$600.0	-	-	$600.0
Capital leases	0.9	6.7	3.0	-	10.6
Operating leases	2.9	21.2	19.3	38.9	82.3
Purchase obligations	32.2	1.9	0.4	-	34.5
Totals	$36.0	$629.8	$22.7	$38.9	$727.4

Purchase obligations relate primarily to mine development expenditures in Greece and mine operating costs in Turkey. The table does not include interest on debt.

As of September 30, 2018, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 13,000 dry metric tonnes of zinc concentrates, 8,500 dry metric tonnes of lead/silver concentrates, and 40,000 dry metric tonnes of gold concentrate, through the financial year ending December 31, 2018.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd., a subsidiary of Wheaton Precious Metals (“Wheaton Precious Metals”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometers around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher by 1% every year. The Agreement was amended in October 2015 to provide for increases in the fixed price paid by Wheaton Precious Metals upon completion of certain expansion drilling milestones. The initial 10,000 meters of expansion drilling was completed during the quarter and the fixed price has been adjusted by an additional $2.50 per ounce. Accordingly, the fixed price as of July 1, 2018 is equal to $6.77 per ounce.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favor of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR 50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

In June 2017, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favor of the Greek Ministry of Environment and Energy, in the amount of EUR 7.5 million, as security for the due and proper performance of the Kokinolakas Tailings Management Facility, committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 45 basis points. The Letter of Guarantee is secured by a $10.0 million security deposit.

As at September 30, 2018, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 11,000 dry metric tonnes of gold concentrate through the financial year ending December 31, 2018.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Debt

Senior Notes
On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $4.6 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at September 30, 2018 is $571 million.

 Equity

Common shares outstanding - as of September 30, 2018 - as of October 25, 2018	794,010,680 794,010,680
Share purchase options - as of October 25, 2018 (Weighted average exercise price per share: $4.53 Cdn)	28,526,114

New York Stock Exchange Minimum Share Price Requirement
New York Stock Exchange (“NYSE”) regulations stipulate that listed issuers must maintain a minimum average closing share price of $1.00 per share calculated over a period of 30 consecutive trading days. On April 18, 2018, Eldorado received notice from the NYSE that it no longer met this requirement.

Eldorado obtained shareholder approval at its 2018 Annual Meeting on June 21, 2018 for an amendment to Eldorado's restated articles of incorporation to implement a proposed share consolidation with a ratio of 5-for-1 in order to regain compliance with the NYSE's continued listing requirements. The Board will continue to review the merits of a share consolidation taking into consideration the best interests of the Company, its trading price and the requirements of the New York Stock Exchange.

Managing Risk

This section describes the types of risks that we are exposed to that we believe have affected our financial statements and are reasonably likely to affect them in the future and our objectives and policies for managing them (please read the Company’s AIF for additional information regarding these risks and other risks and uncertainties in respect of our business and our share price).

We monitor risk using our risk management review process. Management prepares a risk assessment report every quarter outlining our operational and financial risks. The Board reviews the report to evaluate and assess the risks we are exposed to in various markets, and discusses the steps management takes to manage and mitigate them.

Financial Risk

Liquidity and Financing Risk
Liquidity risk is the risk that we cannot meet our financial obligations. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. We use a rigorous planning, budgeting and forecasting process to help determine the funds we will need to support our ongoing operations and our development plans.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Management believes that the working capital at September 30, 2018, together with expected cash flows from operations, and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments for the next twelve months, including the advancement of the Kisladag mill project. However, if our planning and budgeting is materially different to that forecasted, or financing, if required, is not available to us on terms satisfactory to the Company to meet these material changes to planning or budgeting, then this may adversely affect our ability to meet our financial obligations and our operations and development plans.

Credit Risk
Credit risk is the risk that the counterparty to any financial instrument to which we are a party will not meet its obligations and will cause the Company to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at September 30, 2018.

We invest our cash and cash equivalents in major financial institutions and in government issuances, according to our short-term investment policy. The credit risk associated with these investments is considered to be low. As at September 30, 2018, we hold a significant amount of cash and cash equivalents with three financial institutions in North America and Turkey.

Currency Risk
We sell gold in U.S. dollars, but our costs are mainly in U.S. dollars, Canadian dollars, Turkish Lira, Brazilian Real, Euros, and Romanian Lei. An increase in the value of any of these currencies against the U.S. dollar can increase our production costs and capital expenditures, which can affect future cash flows. As of September 30, 2018, over 90% of cash is held in U.S. dollars.

The Company has a risk management policy that includes hedging its foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company currently does not have any currency hedges, but may hedge in the future.

Interest Rate Risk
Interest rates determine how much interest we pay on our debt, and how much we earn on our cash and cash equivalents, which can affect future cash flows.

All of our debt is in the form of notes with a fixed interest rate of 6.125%. However borrowings under the Company’s revolving credit facility, if drawn, are at variable rates of interest and any borrowings would expose the Company to interest rate cost and interest rate risk. In the future we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility.

Price Risk
Our profitability depends on the price of gold, which can fluctuate widely, and is affected by many factors beyond our control, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, speculative actions, and the political and economic conditions of the world’s major gold-producing countries.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel and electricity. Electricity is regionally priced in Turkey and semi-regulated by the Turkish government, which reduces the risk of price fluctuations. The Company has elected not to actively manage its exposure to metal price risk but may use, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.

Other Risks and Uncertainties

In addition to the financial risks identified above, we face a number of other risks and uncertainties. Certain key risks are set out below.

Development and Mining Operations
Substantial expenditures are required to build mining and processing facilities, including the Kisladag mill project. The capital expenditures and time required to develop mines and build processing facilities are considerable and changes in cost or construction schedules can significantly increase both the time and capital required. Project development costs and schedules are dependent on several factor including effective and timely execution of project development, engineering, construction, start-up and commissioning, and the availability of materials, equipment and labour. Project development costs and schedules are also dependent on obtaining governmental permits and approvals necessary for the development, construction and operation of a project, and the timeline to obtain these government approvals is often beyond our control.

Mine and processing facility projects typically require a number of years and significant expenditures during the development phase before production is possible. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

The business of gold mining involves many operational risks and hazards. We work to reduce the risks associated with our projects by setting high operational standards, hiring and training appropriately skilled personnel, and making improvements to our operations. We maintain adequate insurance to cover normal business risk. We rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labor environment.

The cost and results of our exploration and development programs affect our profitability and value. The life of a mine is fixed based on its mineral reserves, so we actively seek to replace and expand our reserves, mainly through exploration, acquisition and the development of our existing operations. Exploring for minerals involves many risks and may not lead to new economically viable mining operations or yield new reserves to replace and expand current reserves. Our reserve estimates are based on certain assumptions and affected by the inherent limitations of the estimation process.

Geopolitical Climate
We operate in five countries outside of North America: Turkey, Brazil, Romania, Serbia and Greece. Our operations in these countries may be subject to political, economic and other risks that may affect our future operations and financial position.
We review these and other risks related to the business in foreign countries on an ongoing basis. Such reviews may cause us to re-evaluate and realign our business objectives and strategic direction from time to time, including considering suspension of projects or disposition of certain assets.

Mineral Tenure and Permits
Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties that we have, or are seeking, an interest in. Although we take every precaution to ensure that legal title to our properties is properly recorded in our name, there can be no assurance we will ultimately secure title on every property. Legal title to our properties depends on the laws in the countries we operate in, and their appropriate and consistent application.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Activities in the nature of our business and operations can only be conducted pursuant to a wide range of permits and licenses obtained or renewed in accordance with the relevant laws and regulations in the countries in which we operate. The duration and success of each permitting process are contingent upon many factors that we do not control. In the case of foreign operations, granting of government approvals, permits and licenses is, as a practical matter, subject to the discretion of the applicable governments or government officials. In Greece, we have experienced delays in the timely receipt of necessary permits and authorizations.

There is no assurance that we will be able to obtain or renew the permits we need to conduct our business and operations, in a timely manner, or at all, or that we will be in a position to comply with all conditions that are imposed. The failure to obtain or renew certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on our business, results of operations, financial condition and share price.

Metal Price Volatility
The profitability of our operations is significantly affected by changes in gold and other metal prices. Gold and metal prices can fluctuate widely and are influenced by many factors as noted above, beyond our control.

If metal prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners. This could result in losing our interest in some or all of our properties, or being forced to sell them, which could have a negative effect on our business, results of operations, financial condition and share price.

Foreign Investment and Operations
Most of our activities and investments are in foreign countries including operations and / or exploration and development projects in Brazil, Greece, Romania, Serbia and Turkey. These investments are subject to risks normally associated with conducting business in foreign countries. Some risks are more prevalent in less developed countries or those with emerging economies, including:

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uncertain political and economic environments;
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risks of war, regime changes and civil disturbances or other risks;
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risk of adverse changes in laws or policies of particular countries, including government royalties and taxation;
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delays in or the inability to obtain necessary government permits, approvals and consents;
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limitations on ownership and repatriation of earnings;
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foreign exchange controls and currency devaluations;
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import and export regulations, including restrictions on exporting gold; and
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exposure to occupation of our project sites for political or other purposes.

In all jurisdictions where we operate, we are regarded as a foreign entity and consequently we may be subject to greater restrictions and requirements in these jurisdictions. The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition and share price.

We review these and other risks related to the business in foreign countries on an ongoing basis. Such reviews may cause us to re-evaluate and realign our business objectives and strategic direction from time to time, including considering suspension of projects or disposition of certain assets.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Environment
There may be environmental hazards at our mines or projects that we are unaware of. We may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions. The costs of any cleanup could have a material and adverse effect on our operations and profitability.

Laws, Regulations and Permits
Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain government permits and provide associated financial assurance to conduct certain activities. We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws, or the denial or revocation of permits in the future could have an adverse effect on our financial condition, liquidity or results of operations and could delay our ability to obtain such permits.

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Litigation
All industries, including the mining industry, are subject to legal claims that are with and without merit. We are from time to time party to other legal and regulatory proceedings involving our business. Defense and settlement costs can be substantial, even for claims that are without merit. In addition, due to the inherent uncertainty of the litigation and arbitration process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations, business or financial condition.

These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to the Company in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.

You should carefully review each of the risk factors set out in our most recently filed AIF, which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks. The discussion under “Risk Factors in our Business” in such AIF filed on SEDAR under our Company name, are incorporated by reference in this document.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Accounting Matters

Adoption of New Accounting Standards and Upcoming Changes
The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2018:

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IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. At January 1, 2018, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

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IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so our accounting policy with respect to financial liabilities is substantially unchanged. The Company has adopted this standard effective January 1, 2018.

As a result of the adoption of this standard, the Company has changed its accounting policy for financial assets that were recognized at the date of transition (January 1, 2018). The change did not impact the carrying value of any financial assets on the transition date.

The following are new accounting policies for financial assets under IFRS 9. All other aspects of our accounting policies for financial instruments as disclosed in note 3.7, 3.8, 3.10, 3.11, 3.13 and 3.14 to the consolidated financial statements as at and for the year ended December 31, 2017 are unaffected:

Financial assets

(i) Classification and measurement

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

(a) Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value with all transaction costs expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the income statement in the period in which they arise. Derivatives are also categorised as FVTPL unless they are designated as hedges.

(b) Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

(c) Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date.

(ii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

(iii) Derecognition of financial assets

Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the income statement. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income.

The Company completed an assessment of its financial instruments as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original classification New classification IAS 39	New classification IFRS 9
Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost
Term deposit	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Trade receivables	Amortized cost	Amortized cost
Settlement receivables	Embedded derivative separately identified as FVTPL	FVTPL
Marketable securities	Available-for-sale	FVTOCI
Derivatives	FVTPL	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Debt	Amortized cost	Amortized cost

Upon adoption of IFRS 9, the Company made an irrevocable election to classify marketable securities as FVTOCI since they are not held for trading and are held for strategic reasons.

Derivative financial instruments and hedging activities

Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. The method of recognising any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

(a) Fair value hedge

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.

(b) Cash-flow hedge

The effective portions of changes in the fair values of derivatives that are designated and qualify as cash-flow hedges are recognised in equity. The gain or loss relating to any ineffective portion is recognised immediately in the income statement.

Amounts accumulated in the hedge reserve are recycled in the income statement in the periods when the hedged items will affect earnings or loss (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement.

The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these financial statements.

Trade Receivables

Trade receivables are amounts due from customers for the sale of bullion and metals in concentrate in the ordinary course of business.

Trade receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest rate method. Trade receivables are recorded net of lifetime expected credit losses.

Settlement receivables arise from the sale of metals in concentrate. Settlement receivables are classified as fair value through earnings and loss and are recorded at fair value at each reporting period. Changes in fair value of settlements receivable are recorded in revenue.

IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company has adopted this standard effective January 1, 2018, with a modified retrospective approach.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

The following is the new accounting policy for revenue recognition under IFRS 15:

Revenue recognition

Revenue is generated from the sale of sale of bullion and metals in concentrate. The Company produces doré, gold concentrate and other metal concentrates. The Company’s performance obligations relate primarily to the delivery of these products to customers, with each shipment representing a separate performance obligation.

Revenue from the sale of bullion and metals in concentrates is recognized at the point the customer obtains control of the product. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product.

i) Metals in Concentrate

Control over metals in concentrates is transferred to the customer and revenue is recognized upon the placing of the material on board the vessel for shipment which is when the product is considered to be physically delivered to the customer under the customer contract.

Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale (the “quotational period”). Revenue from concentrate sales is recorded based on the estimated amounts to be received, based on the respective metals forward price at the expected settlement date. Adjustments are made to settlements receivable in subsequent periods based on fluctuations in the forward prices until the date of final metal pricing. These subsequent changes in the fair value of the settlements receivable are recorded in revenue separate from revenue from contracts with customers.

Provisional invoices for metals in concentrate sales are typically issued for 80 – 90% of the estimated total value shortly after or on the passage of control of the product to the customer. Additional invoices are issued as final product weights and assays are determined over the quotational period. Provisionally invoiced amounts are generally collected promptly.

ii) Metals in dore

The refiners who receive doré from the Company, refine the materials on the Company’s behalf and arrange for sale of the refined metal on the Precious Metal Market of the Borsa Istanbul, formerly “Istanbul Gold Exchange”. Control over the refined gold or silver produced from doré is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account on the Precious Metal Market of the Borsa Istanbul.

Refined metals are sold at the spot prices on the Precious Metal Market of the Borsa Istanbul. Sales proceeds are collected within several days of the completion of the sale transaction.

The following standard has been published and is mandatory for Eldorado’s annual accounting periods beginning January 1, 2019:

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IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

The Company will adopt this standard at the date it becomes effective and expects that, under this standard, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those classified as operating leases under the existing standard. This implies higher amounts of depreciation expense and interest on lease liabilities that will be recorded in the Company’s earnings and loss results. Additionally, a corresponding reduction in general and administrative costs and/or production costs is expected. The final extent of the impact of adopting the standard has not yet been determined.

The Company is continuing to advance the process of identifying and collecting data relating to existing agreements that may qualify under the standard and expects to provide a more detailed update, including estimated quantitative financial impacts, if material, in its annual consolidated financial statements for the year ended December 31, 2018.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

Internal Controls over Financial Reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the third quarter of 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Qualified Person

Except as otherwise noted, Paul Skayman, FAusIMM, our Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-Looking Information and Risks

This MD&A includes statements and information about what we expect to happen in the future. Where we discuss our strategy, goals, plans, guidance and outlook, including expected production, projected cash costs, planned capital and exploration expenditures, our expectation as to our future financial and operating performance, including future cashflow, estimated cash costs, expected metallurgical recoveries, price gold and other commodities, and our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules, results of litigation and other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

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It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, continue, projected, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
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Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
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It is based on a number of assumptions, estimates and opinions including the geopolitical, economic, permitting and legal climate in which we operate, the future price of gold and other commodities, exchange rates, anticipated costs and expenses, production, mineral reserves and resources, metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we’ve assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.

MANAGEMENT’S DISCUSSION and ANALYSIS
for the three and nine months ended September 30, 2018 and 2017

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It is also subject to the risks associated with our business, including
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effective and timely execution and financing of development projects, including the Kisladag mill project
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volatility of global and local economic climate and geopolitical risk
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title, permitting and licensing risks,
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gold and other metal price and currency volatility and the impact of any hedging activities,
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risks associated with mining operations and development, including metal recoveries and results of testwork,
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revised guidance,
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risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations,
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expected impact on reserves and the carrying value,
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the updating of reserve and resource models and life of mine plans,
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mining operational and development risk,
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foreign country operational risks,
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risks of sovereign investment,
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regulatory risks and liabilities, including regulatory environment and restrictions and environmental regulatory restrictions and liabilities,
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discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries and capital requirements,
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risks related to impact of the acquisition and integration of Integra on the Company’s operations,
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additional funding requirements,
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currency fluctuations,
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community and non-governmental organization actions,
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speculative nature of gold exploration,
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dilution,
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share price volatility,
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competition,
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loss of key employees, and
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defective title to mineral claims or properties,

as well as those risk factors discussed in the sections titled “Forward Looking Statements” and “Risk factors in our business” in our most recent Annual Information Form in respect of our year-ended 2017 filed on SEDAR under our company name.

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.